                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July 2010, National Financial Services, LLC acquired control due to ownership of greater than 25% of the Merk Asian Currency Fund’s (the "Fund") outstanding shares.  National Financial Services, LLC, owned 29.5% of the Fund and thus controlled the Fund as of that date.